PROSPECTUS                                    Filed pursuant to Rule 424(b)(1)
                                              File No, 333-22787




                                 300,000 Shares


                           RENAISSANCE SOLUTIONS, INC.

                                  Common Stock

                              ---------------------


         The 300,000 shares of common stock, $.0001 par value (the "Common Stock"), of Renaissance Solutions, Inc. (the "Company") covered by this Prospectus are issued and outstanding shares which may be offered and sold, from time to time, by or on behalf of O. Bruce Gupton, a stockholder of the Company (the "Selling Stockholder"). The shares of Common Stock covered by this Prospectus (the "Shares") were issued to the Selling Stockholder on December 31, 1996 in connection with the acquisition by the Company of International Systems Services Corporation ("ISS"). Pursuant to the terms of a Registration Rights Agreement between the Company and the Selling Stockholder, the Company has agreed to register the Shares under the Securities Act of 1933, as amended, and to use its best efforts to cause the Registration Statement of which the Prospectus constitutes a part to be declared and remain effective until the earlier of (i) such time as all of the Shares have been sold by the Selling Stockholder, or (ii) 30 days following the effective date of the Registration Statement. The Selling Stockholder has advised the Company that he proposes to sell, from time to time, all or part of the Shares covered by this Prospectus on the Nasdaq National Market, in ordinary brokerage transactions, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. See "PLAN OF DISTRIBUTION."

         The Company will not receive any of the proceeds from the sale of Shares covered by this Prospectus. The Selling Stockholder will bear all expenses incurred in effecting the registration of such shares, including all registration and filing fees, "blue sky" fees, printing expenses, all legal fees of counsel to the Company, and all brokerage or underwriting expenses or commissions, if any, applicable to the sale of the Shares. The Company and the Selling Stockholder have agreed to certain indemnification arrangements with respect to the Offering. See "PLAN OF DISTRIBUTION."


         The Company's Common Stock is traded on the Nasdaq National Market under the symbol "RENS." On March 11, 1997, the closing sale price of the Common Stock on the Nasdaq National Market was $30.75 per share.

                             ----------------------

                 THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE
                OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             ----------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.
                              ---------------------

                 The date of this Prospectus is March 11, 1997.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Company is required to file electronic versions of these documents through the Commission's Electronic Data Gathering, Analysis and Retrieval system (EDGAR). The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, supplements, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Shares, reference is made to the Registration Statement. Statements contained in this Prospectus regarding the contents of any agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission at prescribed rates.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated herein by reference:

                  (i) The Company's Annual Report on Form 10-K for the year ended December 31, 1996 and filed with the Commission on March 4, 1997;

                  (ii) The Company's Current Reports on Form 8-K, dated December 31, 1996 and filed with the Commission on January 15, 1997, dated February 3, 1997 and filed with the Commission on February 18, 1997 (as amended by a Form 8-K/A dated February 3, 1997 and filed with the Commission on February 21, 1997), dated February 13, 1997 and filed with the Commission on February 28, 1997 and dated February 28, 1997 and filed with the Commission on February 28, 1997; and

                  (iii) The Company's Registration Statement on Form 8-A, as filed with the Commission on March 27, 1995, as amended by the Company's Registration Statement on Form 8-A/A, as filed with the Commission on April 3, 1995.

         All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). All such requests shall be directed to: Renaissance Solutions, Inc., Lincoln North, 55 Old Bedford Road, Lincoln, Massachusetts 01773, Attention: Investor Relations Department,
Telephone: (617) 259-8833.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

         Certain statements in this Prospectus and in the documents incorporated herein constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 2B of the Exchange Act. For this purpose, any statements contained herein or incorporated herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements.
These factors include those set forth in "Risk Factors" herein.

                                   THE COMPANY

         Renaissance Solutions, Inc. ("Renaissance" or the "Company") provides management consulting and client/server systems integration services, primarily for large corporations. The Company's offerings fall into three categories, Strategic Services, Performance Solutions Services and Technology Services, all of which can incorporate both consulting services and technology implementation.

         Strategic Services consist primarily of management consulting services, and include the Company's Strategic Management Systems practice and its Strategy Development practice. The Strategic Management Systems practice is designed to assist senior executives in strategy implementation, and includes management consulting services using the "Balanced Scorecard" concept described in three Harvard Business Review articles and in The Balanced Scorecard, a recently published book, all of which were co-authored by one of the Company's founders, and the design, development and implementation of software-based executive information systems. Strategy Development involves working directly with executive level clients on industry analysis, strategy formulation and strategic planning for the development and implementation of intermediate and long-range competitive strategies.

         The Company's Performance Solutions Services consist primarily of consulting services designed to assist companies in the design and implementation of key business processes. The Company's Performance Solutions Services Group also assists companies in increasing the efficiency and output of these processes to maximize corporate performance.

         The Company's Technology Services are provided by its Technology Services Group, and focus on the design, development and implementation of desktop applications using client/server architecture to support decision-making, coordination, information sharing and skill development by knowledge workers. These applications are designed to support both the strategic management process and key business processes, with an emphasis on product development, sales, order fulfillment and customer service. The Company believes that by bridging management consulting and systems integration capabilities it can help its customers effectively use technology to satisfy their strategic objectives.

         Renaissance is a Delaware corporation. The Company's principal executive offices are located at Lincoln North, 55 Old Bedford Road, Lincoln, Massachusetts, and its telephone number is (617) 259-8833. As used herein, the terms "Renaissance" and the "Company" include Renaissance Solutions, Inc. and its subsidiaries.

                                  RISK FACTORS

         The Shares of Common Stock offered hereby include a high degree of risk. The following risk factors should be considered carefully in addition to the other information included or incorporated by reference in this Prospectus before purchasing the Shares offered hereby.

         Risks Associated with Acquisitions. The Company's strategy includes the acquisition of businesses, products and technologies that are complementary to those of the Company. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers. In furtherance of this strategy, in late 1996 and early 1997 the Company acquired three businesses, International Systems Services Corporation ("ISS"), Coba Consulting Limited ("COBA-UK") and C.M. Management Systems Ltd. Inc. ("COBA-Boston"). There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate these and any future acquired businesses, and the failure of the Company to integrate any acquired businesses could have a material adverse effect on the Company's business and results of operations. In order to finance any such future acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.

         Management of Growth. The Company is currently experiencing a period of rapid growth which has placed and could continue to place a strain on the Company's financial, management and other resources. From January 1, 1993 through December 31, 1996, the size of the Company's professional staff increased from 17 to 208 full-time equivalent employees, and further increases are anticipated. Since January 1, 1993, the Company has expanded geographically by adding employees based in Atlanta, Georgia; Boston, Massachusetts; Chicago, Illinois; San Francisco, California; Stamford, Connecticut; Washington D.C.; and London, England. The Company intends to open additional domestic and international offices as needed. The Company's ability to manage its staff and facilities growth effectively will require it to continue to improve its operational, financial and other internal systems and to train, motivate and manage its employees. If the Company's management is unable to manage growth effectively and new employees are unable to achieve anticipated performance levels, the Company's business and results of operations could be adversely affected.

         Dependence on Gemini. Since 1993 the Company has been a party to a Teaming Agreement (the "Teaming Agreement") with Gemini Consulting, Inc. ("Gemini") pursuant to which the Company and Gemini have agreed to market and perform certain service offerings on a collaborative basis. Approximately 44%, 34% and 31% of the Company's revenues in 1994, 1995 and 1996, respectively, resulted from its relationship with Gemini; approximately 36%, 15% and 21%, respectively, of revenues were from services and other amounts billable to Gemini and approximately 8%, 19% and 10%, respectively, of revenues were from services billable directly to third parties. As a result, the Company's success is currently dependent in part on the success of Gemini's marketing efforts.

         In November 1996, the Company and Gemini entered into a Restated Teaming Agreement (the "Restated Teaming Agreement"). Gemini has committed to provide the Company with certain minimum bookings during the term of the Restated Teaming Agreement, subject to the satisfaction of certain conditions. In the event that during any of the six month periods during the term of the Restated Teaming Agreement bookings obtained by Renaissance from Gemini customers or customers of joint service offerings by Renaissance and Gemini are less than specified minimum commitment levels, Gemini may retain the services of Renaissance for a fee equal to the amount of the deficiency. If at the end of twelve months a bookings deficiency still remains, Gemini is required to make a compensating payment to Renaissance of 25% of the remaining deficiency in full satisfaction of the bookings deficiency. Gemini's obligation to provide these bookings to the Company will terminate in the event that any of Harry M. Lasker, David A. Lubin or David P. Norton, the founders of the

Company, ceases to be employed by the Company on a full time basis during the term of the Restated Teaming Agreement. In such event, the parties have agreed to negotiate in good faith to establish new commitments for the remainder of the term of the Restated Teaming Agreement. In addition, the amount of Gemini's bookings commitment is subject to adjustment as a result of, among other things, any failure by Renaissance to make available to Gemini such quantities of marketing and sales resources and such number of staff for joint service offerings as may from time to time be mutually agreed upon by the parties.

         The Company monitors Gemini's progress in meeting its bookings commitments through regular conference calls and meetings with Gemini representatives. "Bookings" are generally defined for purposes of the Restated Teaming Agreement as gross fees (excluding expense reimbursements) committed to Renaissance as a result of the relationship with Gemini during the applicable period, as evidenced by a written agreement between the Company and the customer for the delivery of goods or services within twelve months, plus any such fees actually collected by the Company during such period which are not evidenced by a written agreement. Gemini generally is treated as having satisfied its bookings commitment regardless of whether revenues are recognized by Renaissance with respect to a particular engagement. For example, under the Restated Teaming Agreement, 50% of the fees attributable to a cancelled contract count towards Gemini's bookings commitment if such cancellation is not primarily attributable to the actions or omissions of Gemini. In accordance with industry practice, nearly all of the Company's contracts are terminable by either the customer or the Company on short or no notice and without penalty. In addition, Gemini does not guarantee the collectibility of any receivables resulting from customer engagements under the Restated Teaming Agreement.

         The Restated Teaming Agreement has a term ending on November 1, 1999. The Restated Teaming Agreement is subject to earlier termination upon the occurrence of certain events, including a change in control of the Company (as defined in the Restated Teaming Agreement). In the event that the Restated Teaming Agreement is validly terminated by either party prior to its expiration, Renaissance is required to pay a termination fee to Gemini in an amount declining from a maximum of $1.6 million in the event of a termination prior to November 1, 1996 to a minimum of $250,000 in the event of a termination prior to November 1, 1999. In addition, in such event, various payment obligations contained in the Restated Teaming Agreement will terminate on the termination date. While the Company is continuing to build its internal marketing force and seeking additional strategic alliances, the termination of the Restated Teaming Agreement could have a material adverse effect on the Company's business and results of operations.

         Under the Restated Teaming Agreement, the Company has agreed to train Gemini in the use of the Company's Balanced Scorecard, desktop application and certain other methodologies during the period ending October 31, 1998 and to perpetually license these methodologies, to the extent developed prior to November 1, 1998, to Gemini on a non-exclusive basis. As a result, during the term of the Restated Teaming Agreement Gemini personnel may perform services in connection with joint service offerings which might otherwise be performed by Company personnel. In addition, following the termination of the Restated Teaming Agreement, Gemini will be in a position to compete with the Company using know-how and methodologies which might otherwise be proprietary to the Company.

         The Company's ability to obtain the benefit of the bookings commitments under the Restated Teaming Agreement may be affected by Gemini's creditworthiness. Under the terms of the Restated Teaming Agreement, Gemini is not required to provide the Company with information regarding Gemini's financial condition. Based on information made publicly available by an affiliate of Gemini, the Company believes that Gemini experienced a significant decline in sales and profits as well as capacity problems in 1995, and that Gemini's results for the first quarter of 1996 were below its budget for such quarter.

         In each of the four six month periods ended October 31, 1996, Gemini's actual bookings were lower than the minimum bookings provided for under the Teaming Agreement. During the six month period commenced on May 1, 1995 and ended October 31, 1995, Gemini's bookings commitment (as defined in the Teaming Agreement) to the Company was $8.25 million. The actual bookings for such period, net of bookings applied to the prior period deficiency, totalled approximately $1.9 million. Gemini satisfied the resulting $6.3 million deficiency in the subsequent six month period through a combination of revenues generated from client work referred to Renaissance by Gemini, work performed by Renaissance as a subcontractor for Gemini, work performed by Renaissance directly for Gemini and the acquisition by Gemini from the Company of certain Company program designs and related materials. During the six month period commenced on November 1, 1995 and ended April 30, 1996, Gemini's bookings commitment to the Company was $7.0 million. The actual bookings for the period, net of bookings applied to the prior period deficiency, totalled approximately $1.2 million. Gemini issued to Renaissance a purchase order for the deficiency of approximately $5.8 million. This purchase order was satisfied by Gemini in the subsequent six month period through a combination of revenues generated from client work referred to Renaissance by Gemini of approximately $4.0 million and a cash payment by Gemini to Renaissance of $750,000 in the third fiscal quarter of 1996 in satisfaction of the remaining $1.8 million purchase order obligation. The Company's net income for the third fiscal quarter of 1996 was favorably affected by this cash payment which was included in revenues and had no incremental cost associated with it. During the six month period commenced on May 1, 1996 and ended on October 31, 1996, Gemini's bookings commitment to the Company was $8.0 million. Approximately $4.1 million in revenues generated from the $5.2 million in bookings in this six month period were applied to satisfy the prior period deficiency. Pursuant to the terms of the Restated Teaming Agreement, Gemini satisfied the resulting bookings deficiency for the period ending October 31, 1996 with a one-time payment by Gemini to Renaissance of approximately $1.5 million.

         Concentration of Revenues. The Company has in the past derived, and may in the future derive, a significant portion of its revenues from a relatively limited number of major projects. In 1994, 1995 and 1996, revenues from services and other amounts billable to Gemini accounted for approximately 36%, 15% and 21%, respectively, of the Company's total revenues. Revenues from services billable to Gemini in 1994 include revenues from services provided to CIGNA Corporation ("CIGNA") by the Company as a subcontractor on behalf of Gemini pursuant to the Teaming Agreement. These revenues from services provided to CIGNA accounted for approximately 25% of the Company's total revenues in 1994. In addition, revenues from services billable to divisions of AT&T Corp. ("AT&T") and to Mobil Corporation accounted for approximately 8% and 7%, respectively, of the Company's total revenues in 1994 and revenues from services billable to divisions of AT&T and to CIGNA accounted for approximately 23% and 8%, respectively, of the Company's total revenues in 1995. In 1996, revenues from services billable to operating companies of AT&T accounted for approximately 26% of the Company's total revenues. The Company anticipates that revenues from operating companies of AT&T will decrease in the future because several engagements for this group of clients have been completed. The Company's revenues and earnings can fluctuate from quarter to quarter based on the number of customer engagements and the requirements of these engagements. In accordance with industry practice, nearly all of the Company's contracts are terminable by either the customer or the Company on short or no notice and without penalty. An unanticipated termination of a major project could have a material adverse effect on the Company's business and results of operations.

         Variability of Quarterly Operating Results. Variations in the Company's revenues and operating results occur from quarter to quarter as a result of a number of factors. Quarterly revenues and operating results can depend on the size of customer engagements during a quarter, the number of working days in a quarter and employee utilization rates. The timing of revenues is difficult to forecast because the Company's sales cycle is relatively long in the case of new customers and may depend on factors such as the size and scope of assignments and general economic conditions. Because a high percentage of the Company's expenses are relatively fixed, a variation in the level of customer assignments can cause significant variations in operating results from quarter to quarter and could result in losses. The Company attempts to manage its personnel utilization rates by closely monitoring project timetables and staffing requirements for new projects. While the number of professional staff may be adjusted to some degree to reflect active projects, the Company must maintain a sufficient number of senior professionals to oversee existing customer projects and participate in securing new customer engagements. In addition, most of the Company's engagements are terminable without customer penalty. An unanticipated termination of a major project could result in an increase in underutilized employees and a decrease in revenues and profits or the incurrence of losses.

         Need to Develop New Offerings. The Company's future success will depend in significant part on its ability to successfully develop and introduce new service offerings and improved versions of existing service offerings. There can be no assurance that the Company will be successful in developing, introducing on a timely basis and marketing such service offerings or that any service offerings will be accepted in the market. Moreover, services offered by others may render the Company's services non-competitive or obsolete.

         Project Risks. Many of the Company's engagements involve projects which are critical to the operations of its customers' businesses and which provide benefits that may be difficult to quantify. The Company's failure or inability to meet a customer's expectations in the performance of its services could result in the incurrence by the Company of a financial loss and could damage the Company's reputation and adversely affect its ability to attract new business. In addition, an unanticipated difficulty in completing a project could have an adverse effect on the Company's business and results of operations. Fees for the Company's engagements typically are based on the project schedule, Renaissance staffing requirements, the level of customer involvement and the scope of the project as agreed upon with the customer at the project's inception. The Company generally seeks to obtain an adjustment in its fees in the event of any significant change in any of the assumptions upon which the original estimate was based. However, there can be no assurance that the Company will be successful in obtaining any such adjustment in the future.

         Attraction and Retention of Key Personnel; Dependence on Founders. The Company's business involves the delivery of professional services and is labor intensive. The Company's success will depend in large part upon its ability to attract, retain and motivate highly skilled employees. There is significant competition for employees with the skills required to perform the services offered by the Company. Although the Company expects to continue to attract and retain sufficient numbers of highly skilled employees for the foreseeable future, there can be no assurance that the Company will be able to do so. The loss of any of the Company's three founders or other key personnel could have a material adverse effect on the Company's business and results of operations, including its ability to attract employees and secure and complete engagements.

         Competition. The management consulting and client/server systems integration markets are subject to rapid change and are highly competitive. The Company competes with and faces potential competition for customer assignments and experienced personnel from a number of companies that have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than does the Company. In addition, the management consulting and client/server systems integration markets are highly fragmented and served by numerous firms, many of which serve only their respective local markets. The Company's customers primarily consist of major corporations, and there are an increasing number of professional services firms seeking management consulting and client/server systems integration engagements from that customer base. The Company believes that the principal competitive factors in the management consulting and client/server systems integration industries include the nature of the services offered, quality of service, responsiveness to customer needs, experience, technical expertise and price. There can be no assurance that the Company will continue to compete successfully with its existing competitors or will be able to compete successfully with any new competitors.

         International Operations. Sales outside North America accounted for approximately 10% of the Company's revenues in 1996. The Company intends to expand its presence in European markets and anticipates that international sales will account for an increasing portion of revenues in the future. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; fluctuations in exchange rates could affect product demand and adversely affect the profitability in U.S. dollars of services provided by the Company in foreign markets where payment for the Company's services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.

         Intellectual Property Rights. The Company's success is dependent in part upon its management consulting and client/server systems integration methodologies and other intellectual property, some of which is proprietary to the Company. A significant portion of the Company's management consulting services are based on the Balanced Scorecard concept described in three Harvard Business Review articles and in The Balanced Scorecard, a recently published book, all of which were co-authored by one of the Company's founders. The Company believes that the Balanced Scorecard name is in the public domain. As a result, third parties may provide services using the Balanced Scorecard name which are competitive with the services offered by the Company.

         The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements, and copyright and trademark laws to protect its proprietary rights. The Company presently holds no patents or registered copyrights or trademarks. The Company generally enters into confidentiality agreements with its employees, consultants, customers and potential customers and limits distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. Although the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future.

         Antitakeover Provisions. The Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and the Company's Amended and Restated By-laws (the "Restated By-laws") require reasonable advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of stockholders may be called only by a Chairman, the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. The Restated Certificate of Incorporation provides for a classified Board of Directors, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company entitled to vote. The affirmative vote of the holders of 75% of the shares of capital stock of the Company issued and outstanding and entitled to vote is required to amend or repeal these provisions. In addition, the Board of Directors has the authority, without further action by the stockholders, to fix the rights and preferences of, and issue shares of, Preferred Stock. These provisions, as well as other provisions of the Restated Certificate of Incorporation and the

Restated By-laws, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

         Registration Rights. Certain stockholders of the Company (the "Rightsholders") are entitled to certain piggyback and demand registration rights with respect to their shares of Common Stock. The three founders of the Company and certain of their affiliates hold such rights with respect to 2,549,857 shares of Common Stock. Mr. Gupton, the Selling Stockholder in the Offering, is entitled to demand registration rights with respect to an additional 200,000 shares of Common Stock after December 31, 1997 and piggyback registration rights with respect to 1,010,000 (after giving effect to the sale of all of the Shares offered hereby). In addition, the former shareholders of COBA-Boston are entitled to demand registration rights and piggyback registration rights with respect to a portion of the shares of Common Stock which may be issued to them pursuant to the terms of an earn-out arrangement. See "RECENT EVENTS." By exercising their registration rights, the Rightsholders could cause a large number of shares to be registered and sold in the public market. Sales pursuant to registration rights may have an adverse effect on the market price for the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.


                                  RECENT EVENTS

         On December 31, 1996 the Company acquired all of the outstanding capital stock of ISS in exchange for 1,310,000 shares of Common Stock of the Company (the "ISS Acquisition"). ISS provides business planning, process design, change management and system integration services to Fortune 500 companies. The ISS Acquisition was accounted for as a pooling of interests.

         ISS provides business planning, process design, change management and system integration services to Fortune 500 companies. The Company believes that ISS' service offerings complement the capabilities of the Renaissance's Performance Solutions Services Group and its Technology Services Group. The ISS Acquisition also provided the Company with additional experience in process design, new skills in the area of information technology processes and 25 additional project managers. In addition, the ISS Acquisition expanded the Company's skill base for system specification prototyping and development.

         On February 3, 1997 the Company acquired all of the ordinary shares (the "COBA-UK Common Stock") of COBA-UK for the sum of approximately $11,900,000 and the issuance of 163,160 shares of Common Stock of the Company. In connection with this transaction, the Company entered into an option agreement (the "Option Agreement") with COBA-UK and the holders of the deferred convertible non-voting stock of COBA-UK (the "Deferred Stock") pursuant to which the holders of the Deferred Stock granted the Company an option to acquire all of the Deferred Stock in 1998 and 1999. The Company will acquire the Deferred Stock in 1998 and 1999 at a purchase price to be determined based on the financial performance of COBA-UK in 1997 and 1998. The maximum possible purchase price for the Deferred Stock under the Option Agreement is $12,600,000, part of which may be paid by the issuance of shares of Common Stock of the Company.

         COBA-UK provides strategy formulation, research and analysis and strategy implementation services. The Company believes that the COBA-UK acquisition expanded its Strategic Services practice and enlarged its customer base in the United Kingdom. A majority of COBA-UK revenues in 1996 were derived from clients in four of the Company's key sectors -- computing and communications, financial services, insurance, oil, gas and utilities and retail and diversified sectors.

The Company intends to integrate these services offerings within its Strategic Services Group.

         On February 13, 1997 the Company acquired all of the outstanding capital stock of COBA-Boston for an aggregate purchase price of $9,250,000 and an earn-out of cash (or, in the Company's discretion, cash and stock) based on COBA-Boston's 1997 and 1998 performance.

         Services offered by COBA-Boston include strategy formulation, market and competitor assessment, strategy implementation and enterprise transformation. A majority of the COBA-Boston customers in 1996 were in the computing and communications industry in the United States and Canada.

         Prior to their acquisition by Renaissance, both COBA-UK and COBA-Boston were parties to a joint marketing arrangement with a network of consulting firms in Europe and Asia (the "COBA Network"). No stockholder, director or officer of COBA-UK was also a stockholder, director or officer of COBA-Boston. Renaissance anticipates that both COBA-UK and COBA-Boston will continue to participate in the COBA Network as subsidiaries of the Company.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.

                            THE SELLING STOCKHOLDER

         The Selling Stockholder acquired the Shares from the Company in connection with the Company's acquisition of all of the outstanding stock of ISS. The ISS Acquisition was consummated on December 31, 1996. The Selling Stockholder received a total of 1,310,000 shares of Common Stock (including the Shares) from the Company in exchange for all of the outstanding shares of ISS.

         The following table sets forth the name and the number of shares of Common Stock beneficially owned by the Selling Stockholder as of the date of this Prospectus, the number of the shares to be offered by the Selling Stockholder and the number and percentage of shares to be owned beneficially by the Selling Stockholder if all of the shares offered hereby by the Selling Stockholder are sold as described herein.

                                                                                    Percentage of
                       Number of Shares                       Number of Shares       Shares of
                       of Common Stock      Number of Shares   of Common Stock        Common
     Name of          Beneficially Owned    of Common Stock   Beneficially Owned    Stock Owned
Selling Stockholder   Prior to Offering     Offered Hereby    After Offering(1)    After Offering
-------------------   -----------------     --------------    -----------------    --------------
O. Bruce Gupton           1,310,000            300,000            1,010,000             10.7%

-----------------------

(1) The number of shares beneficially owned is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after March 4, 1997 through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the Selling Stockholder is a direct or indirect beneficial owner of such shares. The Selling Stockholder has sole voting power and investment power with respect to all shares of capital stock listed as owned by the Selling Stockholder.

                              PLAN OF DISTRIBUTION


         The Selling Stockholder has advised the Company that the Shares covered hereby may be offered and sold in private or public transactions, in transactions involving principals, in transactions involving brokers, or by any other lawful methods. Sales through brokers may be made by any method of trading authorized by any stock exchange on which the Shares may be listed, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the Shares covered by this Prospectus, either as agents for others or as principals for their own accounts, and reselling such Shares pursuant to this Prospectus. Sales of Shares are, in general, expected to be made at the market price prevailing at the time of each such sale; however, prices in negotiated transactions may differ considerably. The Selling Stockholder has advised the Company that he does not anticipate paying any consideration other than usual and customary broker's commissions in connection with sales of the Shares. The Selling Stockholder is acting independently of the Company in making decisions with respect to the timing, manner and size of each sale.

         In offering the Shares covered by this Prospectus, the Selling Stockholder and any broker-dealers who execute sales for such Selling Stockholder may be considered to be "underwriters" within the meaning of the Securities Act, and any profits realized by the Selling Stockholder and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

         The Company has agreed to indemnify in certain circumstances the Selling Stockholder and any underwriter and certain control and other persons related to the foregoing persons against certain liabilities, including liabilities under the Securities Act. The Selling Stockholder has agreed to indemnify in certain circumstances the Company and certain related persons against certain liabilities, including liabilities under the Securities Act.

         The Company has agreed with the Selling Stockholder to keep the Registration Statement of which this Prospectus constitutes a part effective until the earlier of (i) such time as all of the Shares have been sold by the Selling Stockholder, or (ii) 30 days following the effective date of the Registration Statement. The Company intends to de-register any of the Shares not sold by the Selling Stockholder as the end of such period.

                                  LEGAL MATTERS

         The validity of the shares offered hereby will be passed upon for the Company by Hale and Dorr LLP, a limited liability partnership including professional corporations, 60 State Street, Boston, Massachusetts 02109.


                                     EXPERTS

         The consolidated financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the accounting for an acquisition as of pooling-of-interests), and have been so incorporated by reference in reliance upon such firm given upon their authority as experts in accounting and auditing.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION OF AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE HEREOF.

                                 ---------------

                                TABLE OF CONTENTS
                                                            PAGE
                                                            ----
                     Available Information...............    2
                     Incorporation of Certain Documents
                        By Reference.....................    2
                     Special Note Regarding Forward-
                        Looking Information..............    3
                     The Company.........................    4
                     Risk Factors........................    5
                     Recent Events.......................   10
                     Use of Proceeds.....................   12
                     The Selling Stockholder.............   12
                     Plan of Distribution................   13
                     Legal Matters.......................   14
                     Experts.............................   14



                         RENAISSANCE SOLUTIONS, INC.


                                300,000 SHARES
                                 COMMON STOCK




                                --------------

                                  PROSPECTUS

                                --------------




                                March 11, 1997